Wheaton Precious Metals Corp. Board Manual	Tab C-7

ENVIRONMENTAL AND SUSTAINABILITY POLICY

Wheaton Precious Metals Corp. ("Wheaton") and its subsidiaries are committed to the protection of life, health and the environment for present and future generations.

We will focus our resources to achieve shareholder profitability in all of our streaming agreements without neglecting our commitment to sustainable development. Wheaton has outlined its approach to environmental responsibility related to streaming agreements in its Investment Principles, as updated from time to time.

As an office-based company with no financial or operational control over third-party operator assets (as noted in Wheaton's Investment Principles), Wheaton has the most direct impact on the environment through its offices located in Vancouver and the Cayman Islands.

To reduce our impact on the environment and fulfill our responsibilities, Wheaton and its subsidiaries are committed to:

  Reducing the environmental footprint of our offices by locating them in facilities that have energy efficiency features, reduce water, and manage waste.

  Promoting the development and implementation of effective, realistic systems to minimize risks to health, safety and the environment.

  Developing and maintaining a culture of environmental responsibility and awareness.

  Communicating openly with employees and other stakeholders on our environmental plans, programs and performance through recognized reporting frameworks.

  Proactively engage in community development programs to ensure communities are sustainable throughout the mine life cycle.

  Using environmentally sound technologies to continuously improve the safe, efficient use of resources, processes and materials.

  Considering additional ways to minimize and mitigate our environmental impact through available resources.

  Supporting environmental and/or conservation initiatives and organizations that are aligned with Wheaton's values.

  Providing training to employees to allow for the proper implementation of this policy and Wheaton's Investment Principles.

Most Recent Revision: November 14, 2019	page 1